                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 5)*

                            MOHAWK INDUSTRIES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    60819010
                                 (CUSIP Number)

                                MR. S.H. SHARPE
                            EXECUTIVE VICE PRESIDENT
                                 ALADDIN MILLS
                               2001 ANTIOCH ROAD
                             DALTON, GEORGIA 30721
                                 (706) 277-1100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 31, 2001
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60819010                                           Page 2 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Alan S. Lorberbaum

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


 NUMBER OF SHARES       7.  SOLE VOTING POWER                          140,000

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                        263,721

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                     140,000

   PERSON WITH          10. SHARED DISPOSITIVE POWER                   263,721


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         403,721

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .8% [based upon 52,612,391 share indicated as outstanding as of 11/07/01 as shown on the Form 10-Q for the quarter ended September 29, 2001.]

14. TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 60819010                                           Page 3 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey S. Lorberbaum

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                        10,086,073

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                       4,249,325

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                   10,086,073

   PERSON WITH          10. SHARED DISPOSITIVE POWER                  4,249,325

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,335,398

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.2%

14. TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 4 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Mark Lorberbaum

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                           21,989

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                      4,249,325

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                      21,989

   PERSON WITH          10. SHARED DISPOSITIVE POWER                 4,249,325

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,271,314

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%

14. TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 5 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Suzanne L. Helen

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                            80,957

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                       4,249,325

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                       80,957

   PERSON WITH          10. SHARED DISPOSITIVE POWER                  4,249,325

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,330,282

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2%

14. TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 6 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         The Alan S. Lorberbaum Family Foundation
         58-6368036

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                           263,721

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                               0

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                      263,721

   PERSON WITH          10. SHARED DISPOSITIVE POWER                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         263,721

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .5%

14. TYPE OF REPORTING PERSON*

         OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 7 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Aladdin Partners, L.P.
         58-2237243

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                         9,900,000

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                               0

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                    9,900,000

   PERSON WITH          10. SHARED DISPOSITIVE POWER                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,900,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.8%

14. TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 8 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         ASL Management Corporation
         58-2235816

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                         9,900,000

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                               0

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                    9,900,000

   PERSON WITH          10. SHARED DISPOSITIVE POWER                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,900,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.8%

14. TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 9 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         JMS Group Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                         3,985,604

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                               0

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                    3,985,604

   PERSON WITH          10. SHARED DISPOSITIVE POWER                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,985,604

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6%

14. TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                          Page 10 of 20 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         SJL Management Company, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                  (b)  [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES       7.  SOLE VOTING POWER                         3,985,604

BENEFICIALLY OWNED      8.  SHARED VOTING POWER                               0

 BY EACH REPORTING      9.  SOLE DISPOSITIVE POWER                    3,985,604

   PERSON WITH          10. SHARED DISPOSITIVE POWER                          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,985,604

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6%

14. TYPE OF REPORTING PERSON*

         OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                          Page 11 of 20 Pages


                        AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 to Schedule 13D is being jointly filed by Alan S. Lorberbaum, Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, JMS Group Limited Partnership, SJL Management Company, LLC and The Alan S. Lorberbaum Family Foundation to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on
Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, Amendment No. 2 filed on February 7, 1995, Amendment No. 3 filed on June 28, 1996 and Amendment No. 4 filed on February 25, 1998 (Amendment No. 5 and the previous filings on Schedule 13D herein referred to as the "Schedule 13D"), by Alan S. Lorberbaum, Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the "group" for reporting on a Schedule 13D.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Mohawk Industries, Inc., a Delaware corporation ("Mohawk"). The address of the principal executive offices of Mohawk is Post Office Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703.

Item 2.  Identity and Background.

         This statement is being filed by Alan S. Lorberbaum; Jeffrey S. Lorberbaum; Mark Lorberbaum; Suzanne L. Helen; Aladdin Partners, L.P.; ASL Management Corporation; JMS Group Limited Partnership; SJL Management Company, LLC and The Alan S. Lorberbaum Family Foundation (collectively, the "Reporting Persons").

         I.       (a)      Alan S. Lorberbaum
                  (b)      His business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Retired.
                  (f)      Citizen of the United States.

         II.      (a)      Jeffrey S. Lorberbaum
                  (b)      His business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      President and Chief Executive Officer and a
                           Director of Mohawk.
                  (f)      Citizen of the United States.

CUSIP NO. 60819010                                          Page 12 of 20 Pages


         III.     (a)      Mark Lorberbaum
                  (b)      His business address is:
                           Aladdin Mills
                           2500 S.W. 32nd Street
                           Pembrooke Park, Florida 33023
                  (c)      Regional Vice President
                  (f)      Citizen of the United States.

         IV.      (a)      Suzanne L. Helen
                  (b)      Her residential address is:
                           9605 E. Poundstone Place
                           Greenwood Village, Colorado  80111
                  (c)      Chair Person of The Alan S. Lorberbaum
                           Family Foundation.
                  (f)      Citizen of the United States.

         V.       (a)      The Alan S. Lorberbaum Family Foundation
                  (b)      Its business address is:
                           Aladdin Mills
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      Organized under the laws of the State of Florida.

         VI.      (a)      Aladdin Partners, L.P.
                  (b)      Its business address is:
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      Organized under the laws of the State of Georgia.

         VII.     (a)      ASL Management Corporation
                  (b)      Its business address is:
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      Organized under the laws of the State of Georgia.

         VIII.    (a)      JMS Group Limited Partnership
                  (b)      Its business address is:
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      Organized under the laws of the State of Nevada.

CUSIP NO. 60819010                                          Page 13 of 20 Pages


         IX.      (a)      SJL Management Company, LLC
                  (b)      Its business address is:
                           2001 Antioch Road
                           Dalton, Georgia  30721
                  (c)      Not applicable
                  (f)      Organized under the laws of the State of Nevada.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by replacing the information previously filed under this item with the following:

         (a)(b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

         In the aggregate, the Reporting Persons may be deemed beneficially to own 14,578,344 shares of Common Stock, or 27.7% of the 52,612,391 shares reported to be outstanding as of November 7, 2001, as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 29, 2001. Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a "group" pursuant to Section 13(d)(3) of the Exchange Act.

         (c) The nature of the beneficial ownership of shares by the Reporting Persons have been effected by certain estate or tax planning transactions since the filing of Amendment No. 4 to the Schedule D on February 25, 1998. The estate planning transactions resulting in changes in the beneficial ownership position of members of the Reporting Group and other transactions were as follows:

                  (1) Alan S. Lorberbaum: On March 13, 1998 Alan S. Lorberbaum transferred to Shirley Lorberbaum by gift his entire interest in ASL Management Cooperation ("ASL"), the general partner of Aladdin Partners, L.P. ("Aladdin Partners"), a family limited partnership. As of June 15, 1998, Alan resigned from his officer and director positions of ASL.

         In December 1999 Alan transferred 3,592,978 shares of Common Stock to The 1999 Lorberbaum Holdings Trust dated December 20, 1999 ("Holdings Trust"). The Holdings Trust terminates in favor of Alan or his estate on the earlier of February 1, 2002 or his death. On June 30, 2000 the Holdings Trust transferred 3,436,478 shares of Common Stock to the JMS Group Limited Partnership ("JMS, L.P.") and 16,500 shares of Common Stock to SJL Management Company, LLC ("SJL, LLC"), the general partner of JMS, L.P., for an aggregate transfer of 3,452,978 shares of Common Stock in exchange for interests in JMS, L.P. and SJL, LLC. The interests in SJL, LLC and JMS, L.P. were transferred directly to Alan rather than to Holdings Trust. An

CUSIP NO. 60819010                                          Page 14 of 20 Pages


aggregate of 140,000 shares remain with Holdings Trust over which Alan retains voting and dispositive powers. Jeffrey S. Lorberbaum, Mark Lorberbaum and Suzanne L. Helen, Alan's three children, serve as the sole members of the SJL, LLC.

         On July 10, 2000 Alan transferred equal portions of a 8.01% interest in SJL, LLC to each of Jeffrey, Mark and Suzanne in exchange for $33,000 in cash ($11,000 for each 2.67% unit). The transfers by Alan of the 8.01% interest reduced his ownership interest in SJL, LLC from 55% to 46.99%. Also on July 10, 2000, the operating agreement of SJL, LLC was amended to establish a management committee comprised solely of Jeffrey, Mark and Suzanne. Based upon the reduction of Alan's interest in SJL, LLC below 50% and the establishment of a management committee which excludes Alan, Alan ceased to have or share voting/dispositive power over the Common Stock held by either SJL, LLC or JMS, L.P. as of July 10, 2000. On September 21, 2001 Alan sold his remaining interest in SJL, LLC to Jeffrey, Mark and Suzanne for an aggregate of $261,000 ($87,000 for each 15.66% unit). Alan's remaining interest is that of a limited partnership interest in JMS, L.P.

         Alan serves as a trustee of The Alan S. Lorberbaum Family Foundation (the "Foundation") along with Jeffrey, Suzanne and Mark who also serve as trustees of the Foundation. Investment decisions and voting decisions regarding the 263,721 shares of Mohawk Common Stock owned by the Foundation are made by majority vote of the four trustees. As a result of Alan being one of the trustees of the Foundation he may be deemed to share beneficial ownership of the 263,721 shares owned by the Foundation, although Alan disclaims beneficial ownership of those shares.

                  (2) Shirley Lorberbaum: Deceased as of October 22, 1999. On May 20, 1999 Shirley transferred by gift all voting interest in ASL to Jeffrey and sold her nonvoting interest in ASL to Trust A of The Lorberbaum Children's Trust ("Trust A of the Children's Trust") for $2,653,000. The Trustees of Trust A of the Children's Trust are Jeffrey, Suzanne, Mark, Barry Hoffman and S. H. Sharpe. On August 27, 1999 Shirley purchased 43,000 shares of Common Stock on the open market at $22.9666 per share. The administrator of Shirley's estate conducted the following sales of shares at prevailing market prices on the following dates: 25,400 shares sold on November 10, 2000 at $20.243 per share; 1,300 shares sold on January 16, 2001 at $29.882 per share and 1,000 shares on March 12, 2001 at $30.195 per share. On October 25, 2001, the administrator of Shirley's estate distributed 15,300 shares equally (5,100 shares each) to Jeffrey, Mark and Suzanne.

                  (3) Jeffrey S. Lorberbaum: By the transactions discussed in Item 5(c)(1) and (2) above Jeffrey S. Lorberbaum has acquired beneficial ownership of the shares held by Aladdin Partners, by virtue of holding controlling general partnership interests in Aladdin Partners, thereby giving him the voting/dispositive power over the 9,900,000 shares held by Aladdin Partners. As discussed in Item 5(c)(1) above, Jeffrey is one of the trustees in the Foundation; and, as a result, may be deemed to share beneficial ownership of the 263,721 shares owned by the Foundation, although Jeffrey disclaims beneficial ownership of those shares.

         On June 30, 2000 Jeffrey transferred 519,090 shares to JMS, L.P., in exchange for a limited partnership interest, and 4,500 shares to SJL, LLC, in exchange for a membership interest, for an aggregate of 523,590 shares transferred (such shares previously directly held). Since July 10, 2000, Jeffrey has served as one of the three members of SJL, LLC, the general partner of JMS, L.P.; and, as a result, may be deemed to share beneficial ownership of 3,985,605 shares, all of the shares owned by JMS, L.P. and SJL, LLC. By the transactions discussed in Item 5(c)(1) above, Jeffrey acquired another 2.67% interest in SJL, LLC on July 10, 2000 from Alan

CUSIP NO. 60819010                                          Page 15 of 20 Pages


in exchange for $11,000 cash and another 15.6% interest in SJL, LLC on September 21, 2001 from Alan in exchange for $87,000 cash.

         Jeffrey has direct beneficial ownership of 102,873 shares of Common Stock and another 78,100 shares upon exercise of stock options exercisable within 60 days. Shares for which Jeffrey has direct beneficial ownership have increased at various times since the filing of Amendment No. 4 to the Schedule 13D as a result of the granting of stock options relating to his employment with Mohawk as its President and Chief Executive Officer, the distribution of 5,100 shares from his mother's estate and the increase in the number of shares held in his 401(k) retirement plan.

                  (4) Mark Lorberbaum: Mark is one of the trustees in the Foundation; and, as a result, may be deemed to share beneficial ownership of the 263,721 shares owned by the Foundation, although Mark disclaims beneficial ownership of those shares. On June 30, 2000 Mark Lorberbaum transferred 4,500 shares to SJL, LLC, in exchange for a membership interest, and 36 shares to JMS, L.P., in exchange for a limited partnership interest, for an aggregate 4,536 shares transferred. Mark serves as one of three members of SJL, LLC, the general partner of JMS, L.P.; and, as a result, may be deemed to share beneficial ownership of 3,985,605 shares, all of the shares owned by JMS, L.P. and SJL, LLC. By the transactions discussed in Item 5(c)(1) above, Mark acquired another 2.67% interest in SJL, LLC on July 10, 2000 from Alan in exchange for $11,000 cash and another 15.6% interest in SJL, LLC on September 21, 2001 from Alan in exchange for $87,000 cash. On October 25, 2001, Mark received 5,100 shares from a distribution from his mother's estate which he sold on the same day at $44.124 per share. Mark holds vested options with a right within 60 days to acquire 21,550 shares of Common Stock and holds 439 shares in a 401(k) retirement plan.

                  (5) Suzanne L. Helen: Suzanne is one of the trustees in the Foundation; and, as a result, may be deemed to share beneficial ownership of the 263,721 shares owned by the Foundation, although Suzanne disclaims beneficial ownership of those shares. On June 30, 2000 Suzanne transferred 4,500 shares to SJL, LLC in exchange for a membership interest. Suzanne serves as one of three members of SJL, LLC, the general partner of JMS, L.P.; and, as a result, may be deemed to share beneficial ownership of 3,985,605 shares, all of the shares owned by JMS, L.P. and SJL, LLC. By the transactions discussed in
Item 5(c)(1) above, Suzanne acquired another 2.67% interest in SJL, LLC on July 10, 2000 from Alan in exchange for $11,000 cash and another 15.6% interest in SJL, LLC on September 21, 2001 from Alan in exchange for $87,000 cash. On October 25, 2001, Suzanne received 5,100 shares from a distribution from her mother's estate. Suzanne holds 60,857 shares of Common Stock directly.

CUSIP NO. 60819010                                          Page 16 of 20 Pages


         (e) Shirley Lorberbaum is deceased. S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the "group" for reporting on the Schedule 13D. The trusts in the preceding sentence have no beneficial ownership of Mohawk Common Stock as a result of the transfers of shares held by the trusts to Aladdin Partners and the individuals in the preceding sentence no longer share with the Reporting Persons beneficial ownership of shares and they do not act together with the Reporting Persons for the purpose of acquiring, holding, voting or disposing of Mohawk shares.

Item 6.  Other Arrangements.

         Item 6 is amended and supplemented by replacing the information previously filed under this item with the following:

         The following shares of Mohawk Common Stock have been pledged to secure bank loans or lines of credit: 2,463,420 shares pledged by JMS, L.P. to secure loans made to family members and related interests and 60,857 shares pledged by Suzanne L. Helen and 74,035 shares pledged by Mark Lorberbaum to secure loans made to each of them.

         On November 19, 2001, Mohawk and Dal-Tile International Inc. ("Dal-Tile") announced that they had entered into a definitive merger agreement pursuant to which Mohawk will acquire Dal-Tile (the "Merger Agreement"). In connection with the Merger Agreement, Aladdin Partners, holder of 9,900,000 shares, or approximately 18.8%, of Mohawk Common Stock, entered into a voting agreement to vote Mohawk shares held by it in favor of the proposed merger transaction.

Item 7.  Material to be Filed as Exhibits.

                  1. Joint Filing Agreement of Reporting Persons (including powers of attorney)*

                  2. Limited Partnership Agreement of JMS Group Limited Partnership


---------

         * Power of Attorney for previous filing group filed as Exhibit 1 of the Schedule 13D for the Initial Reporting Persons filed on March 7, 1994 and incorporated herein by reference.

CUSIP NO. 60819010                                          Page 17 of 20 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18th, 2002


                                             /s/Alan S. Lorberbaum
                                             ----------------------------------
                                             ALAN S. LORBERBAUM

                                             /s/Jeffrey S. Lorberbaum
                                             ----------------------------------
                                             JEFFREY S. LORBERBAUM

                                             /s/Mark Lorberbaum
                                             ----------------------------------
                                             MARK LORBERBAUM

                                             /s/Suzanne L. Helen
                                             ----------------------------------
                                             SUZANNE L. HELEN



                                             THE ALAN S. LORBERBAUM FAMILY
                                                FOUNDATION


                                             By /s/Suzanne L. Helen
                                               --------------------------------
                                               SUZANNE L. HELEN, CHAIR PERSON



                                             ALADDIN PARTNERS, L.P.


                                             By   ASL MANAGEMENT CORPORATION,
                                                  GENERAL PARTNER

                                                  By /s/Jeffrey S. Lorberbaum
                                                    ---------------------------
                                                    JEFFREY S. LORBERBAUM,
                                                    CHIEF EXECUTIVE OFFICER



                                             ASL MANAGEMENT CORPORATION


                                             By /s/Jeffrey S. Lorberbaum
                                               --------------------------------
                                               JEFFREY S. LORBERBAUM, CHIEF
                                               EXECUTIVE OFFICER

CUSIP NO. 60819010                                          Page 18 of 20 Pages


                                             JMS GROUP LIMITED PARTNERSHIP


                                             By    SJL MANAGEMENT COMPANY, LLC,
                                                   GENERAL PARTNER

                                                   By /s/Jeffrey S. Lorberbaum
                                                     --------------------------
                                                     JEFFREY S. LORBERBAUM,
                                                     MEMBER



                                             SJL MANAGEMENT COMPANY, LLC


                                             By /s/Jeffrey S. Lorberbaum
                                               --------------------------------
                                               JEFFREY S. LORBERBAUM, MEMBER

CUSIP NO. 60819010                                           Page 19 of Page 20


                                   SCHEDULE I


                                       Beneficial        Percent of     Record        Sole Voting and     Shared Voting and
         Name                         Ownership(1)     Outstanding(2)  Ownership     Dispositive Power   Dispositive Power(3)
-----------------------------------------------------------------------------------------------------------------------------
Alan S. Lorberbaum                      403,721(4)            .8%        140,000           140,000             263,721(4)
-----------------------------------------------------------------------------------------------------------------------------
Jeffrey S. Lorberbaum                14,335,398(5)          27.2%        186,073        10,086,073           4,249,325
-----------------------------------------------------------------------------------------------------------------------------
Mark Lorberbaum                       4,271,314(6)           8.1%         21,989            21,989           4,249,325
-----------------------------------------------------------------------------------------------------------------------------
Suzanne L. Helen                      4,330,282(7)           8.2%         80,957            80,957           4,249,325
-----------------------------------------------------------------------------------------------------------------------------
The Alan S. Lorberbaum Family
Foundation                              263,721               .5%        263,721                 0                   0
-----------------------------------------------------------------------------------------------------------------------------
JMS Group Limited Partnership         3,985,604              7.6%      3,985,604                 0           3,985,604
-----------------------------------------------------------------------------------------------------------------------------
SJL Management Company, LLC           3,985,604(8)           7.6%              0                 0           3,985,604(8)
-----------------------------------------------------------------------------------------------------------------------------
Aladdin Partners, L.P.                9,900,000             18.8%      9,900,000                 0           9,900,000
-----------------------------------------------------------------------------------------------------------------------------
ASL Management Corporation            9,900,000(9)          18.8%              0                 0           9,900,000(9)
-----------------------------------------------------------------------------------------------------------------------------

---------
(1) Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in
         Item 5 of this schedule.

(2) Based on 52,612,391 shares of Common Stock outstanding as of November 7, 2001 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 29, 2001.

]

CUSIP NO. 60819010                                           Page 20 of Page 20


(3) Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4) Includes 263,721 shares held by The Alan S. Lorberbaum Family Foundation (the "Foundation"). The Foundation is a charitable organization. Alan S. Lorberbaum is one of four trustees of the Foundation and, as such, may be deemed to share voting and dispositive power with respect to such shares.

(5) Includes 9,900,000 shares held by Aladdin Partners, Inc. ("Aladdin Partners"). Jeffrey S. Lorberbaum, as the Chief Executive Officer of ASL Management Corporation ("ASL"), the majority general partner of Aladdin Partners, has voting and dispositive power with respect to all such shares. Includes 3,985,604 shares held by JMS Group Limited Partnership ("JMS, L.P."). The general partner of JMS, L.P. is SJL Management Company ("SJL, LLC"). Jeffrey S. Lorberbaum is an equal member of SJL, LLC and may be deemed to share voting and dispositive power with respect to all shares held by JMS, L.P. Includes 263,721 shares held by the Foundation. Jeffrey S. Lorberbaum is a trustee of the Foundation and may be deemed to share voting and dispositive power with respect to all such shares. Includes currently exercisable options to purchase 78,100 shares and 288 shares held in an employee 401(k) retirement plan.

(6) Includes 3,985,604 shares held by JMS, L.P. Mark Lorberbaum is an equal member of SLJ, LLC, the general partner of JMS, L.P. and may be deemed to share voting and dispositive power with respect to shares held by JMS, L.P. Includes 263,721 shares held by the Foundation. Mark Lorberbaum is a trustee of the Foundation and may be deemed to share voting and dispositive power with respect to such shares. Includes currently exercisable options to purchase 21,550 shares and 439 shares held in an employee 401(k) retirement plan. Does not include 9,900,000 shares held by Aladdin Partners, of which Mark Lorberbaum is a minority general partner.

(7) Includes 3,985,604 shares held by JMS, L.P. Suzanne L. Helen is an equal member of SLJ, LLC, the general partner of JMS, L.P. and may be deemed to share voting and dispositive power with respect to shares held by JMS, L.P. Includes 263,721 shares held by the Foundation. Suzanne L. Helen is a trustee of the Foundation and may be deemed to share voting and dispositive power with respect to such shares. Does not include 9,900,000 shares held by the Partnership, of which Suzanne
         L. Helen is a minority general partner.

(8) Shares held by JMS, L.P. SJL, LLC, as the general partner of JMS, L.P., shares voting and dispositive power with respect to all such shares.

(9) Shares held by Aladdin Partners. ASL, as the majority general partner of Aladdin Partners, shares voting and dispositive power with respect to all such shares.